Exhibit 1

FOR IMMEDIATE RELEASE

LEADING THREE PROXY ADVISORY FIRMS RECOMMEND A

“WITHHOLD” VOTE AGAINST CHICO’S FAS DIRECTOR JOHN W. BURDEN

“Withhold” Campaign Led by Spotlight Capital Gains Momentum

NEW YORK (June 17, 2008) – Spotlight Capital Management, LLC, an investment management firm focused on enhancing the long-term value of underperforming public companies, announced today that the three leading proxy advisory firms – Risk Metrics (formerly Institutional Shareholder Services), PROXY Governance and Glass, Lewis & Co. – have each recommended that their clients withhold support from John W. Burden, a nominee to the Board of Chico’s FAS, Inc. (NYSE: CHS), at the annual meeting of Chico’s shareholders on June 26, 2008. Spotlight owns shares of Chico’s in its flagship activist fund, Spotlight Capital Partners, L.P., and previously announced its intention to withhold support from Mr. Burden.

“We are pleased that all of the proxy advisory services – independent experts in corporate governance – agree that investors should not support John Burden,” said Gregory P. Taxin, Managing Director of Spotlight Capital Management. “We believe this sends an important message to the Board about its corporate governance practices and its oversight of management.”

Chico’s has underperformed the market and its peers since Scott Edmonds became the Chief Executive Officer in 2003. During his tenure, the stock is down more than 50%, costing investors more than $1.6 billion. Fiscal year 2008 will be the third consecutive year of earnings-per-share declines for the company.

While the business has been substantially underperforming its peers, the Chico’s board of directors promoted the CEO to the combined post of Chairman and CEO. The Board also awarded Mr. Edmonds a “special” bonus of $650,000 for strengthening his management team, apparently believing the $25 million in pay Mr. Edmonds has received as CEO was insufficient reward for hiring employees.

“This Board is too loyal to Mr. Edmonds and too eager to accede to his control, titular and compensation demands,” said Mr. Taxin. “We expect a Board to be independent and work on behalf of investors to foster superior company and management performance. Here, the Board appears to be working for Mr. Edmonds, not for the shareowners.”

Spotlight opposes Mr. Burden’s candidacy to the Board because Spotlight believes that Mr. Burden has a conflict of interest that inhibits his ability to act independently on behalf of shareowners. Mr. Burden’s son-in-law is a member of the Chico’s management team. Mr. Burden sits on the company’s Corporate Governance and Nominating Committee and, until recently, sat on the Compensation Committee. Spotlight has noted that Mr. Burden was regarded as a “conflicted director” by Chico’s own Governance Guidelines, until those Guidelines were recently, without fanfare or announcement, watered down to reclassify him.

In its independent report, proxy advisory firm Glass Lewis stated that it was “bewildered by the fact that the Company chose to amend its guidelines instead of simply removing Mr. Burden, and the conflict of interest.” In its report to clients, another independent research firm, PROXY Governance, called the dark-of-night amendment to the Guidelines “misguided” and urged a “withhold” vote against Mr. Burden “as a means of expressing … concern over the Board’s ability to police itself.” Mr. Taxin was a co-founder of Glass Lewis and served as its chief executive for four years through April 2007; he has no relationship with the firm today.

“We believe Chico’s has a tremendous franchise and can be a great company,” said Mr. Taxin. “But we simply have no reason to believe that Mr. Edmonds can reverse his poor track record. We believe a truly independent Board would reach the same conclusion.”

About Spotlight Capital Partners, L.P.

Spotlight Capital Partners, L.P. invests in under-valued public companies in the United States and assists those companies in realizing their full potential for the benefit of all shareowners, creditors, employees and other stakeholders. Spotlight Capital Partners, L.P. is not open for investment by members of the public. No offer of interests in the fund is being made or should be inferred. Neither Spotlight Capital Management, LLC nor any of its affiliates (including Spotlight Capital Partners, L.P.) is asking for proxies and no proxies will be accepted. This document is not intended to be construed as investment advice.

FOR ADDITIONAL INFORMATION:

Gregory P. Taxin

Spotlight Capital Management, LLC

(212) 315-0400

www.spotlightcapital.com

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